Exhibit 99.1

STAPLES WILL EVALUATE ALL ALTERNATIVES IN ITS PURSUIT OF THE ODP CORPORATION

FRAMINGHAM, MA— March 31, 2021 —USR Parent, Inc. (“Staples”) today announced that, in light of the March 15, 2021 public announcement made by the Board of Directors of The ODP Corporation (NASDAQ: ODP) indicating that ODP would be open to the potential sale of certain of ODP’s assets, Staples will evaluate all alternatives in its pursuit of ODP, including, but not limited to, all of ODP or certain select assets, which may include ODP’s retail and consumer facing business, its business operations in Canada and certain other assets. Accordingly, Staples has decided to defer the March 2021 launch of a tender offer for ODP’s common shares. Staples reserves the right to commence a tender offer for ODP’s common shares in the future.

Staples has previously filed Hart-Scott-Rodino and Canadian Competition Bureau notifications with respect to proposed Staples/ ODP business combination, and is continuing to work diligently with both the Federal Trade Commission and the Canadian Competition Bureau to obtain clearance for the proposed transaction as expeditiously as possible.

This communication does not constitute an offer to buy or solicitation of an offer to buy any securities. This communication relates to a proposal that Staples has made for a business combination transaction with The ODP Corporation. In furtherance of this proposal and subject to future developments, Staples may file one or more proxy statements, tender offer statements or other documents with the Securities and Exchange Commission.

This communication is not a substitute for any proxy statement, tender offer statement or other document Staples may file with the SEC in connection with the proposed transaction. This document shall not constitute the solicitation of an offer to buy any securities of ODP.

Contacts

Steven Lipin/Patricia Figueroa, Gladstone Place Partners

212-230-5930